Agricore United

JAMES RICHARDSON INTERNATIONAL

FOR IMMEDIATE RELEASE

AGRICORE UNITED ACCEPTS REVISED ALL-CASH BID OF $19.25 PER SHARE FROM JAMES RICHARDSON INTERNATIONAL

WINNIPEG, MANITOBA -- (April 19, 2007) – Agricore United ("AU") (TSX:AU) and James Richardson International Limited ("JRI") announced today that AU has accepted JRI's offer to match the proposal made by Saskatchewan Wheat Pool ("SaskPool") on April 13, 2007 under the previous acquisition agreement between AU, JRI and James Richardson & Sons, Limited ("JRSL"). The revised offer is an all-cash offer for 100 percent of the limited voting common shares of AU at a price of $19.25 per share. Holders of Series A convertible preferred shares of AU will receive $24.00 in cash per share (plus accrued and unpaid dividends). The transaction has a total enterprise value of approximately $1.8 billion.

In making this decision, the AU Board of Directors, based on a recommendation from its Special Committee, chose to accept JRI's matching proposal rather than a proposal that JRI submitted together with a signed irrevocable lock-up agreement and letter of support from Archer Daniels Midland Company ("ADM"). Under that proposal, JRI offered to purchase each outstanding limited voting common share for $20.00 in cash. ADM is AU's principal shareholder, holding approximately 28 percent of the outstanding limited voting common shares. This proposal was conditional upon AU releasing ADM from its obligations under the existing standstill agreement between AU and ADM in order to allow ADM to irrevocably agree to tender all of its limited voting common shares to this proposal and not support another transaction for a period of time following the expiry of the JRI offer. The lock-up agreement would not be effective unless AU provided its consent. The Board determined that it was not in the best interests of AU in the circumstances to consent to an irrevocable lock-up agreement between JRI and ADM that would effectively rule out a subsequent bid.

The proposed transaction between AU and JRI has been approved by the AU Board of Directors. The acquisition agreement includes customary non-solicitation and fiduciary out provisions, including a termination fee of $35 million, payable to JRI in certain circumstances. The transaction is expected to be completed in June 2007.

Hartley Richardson, Chairman of JRI, said, "We are pleased to be presenting an all-cash offer to the shareholders of AU. This offer represents a significant premium to our previous cash and share offer. It provides certainty of proceeds and reduced execution risk for AU shareholders, as compared to the uncertain value of SaskPool's cash and share offer."

Upon completion of the transaction, the combined company will be called Richardson Agricore Limited and will be a private company headquartered in Winnipeg. JRSL, the parent company of JRI, will be the majority owner of the combined company, with Ontario Teachers' Pension Plan owning a significant minority stake. The Board of Directors of the combined company will be chaired by Hartley Richardson and will include two producer representatives.

The combination of AU and JRI will result in significant benefits for customers. The new company will be financially strong and will continue to be a dependable provider of innovative and cost-effective services and products to farmers, while enhancing its presence in the global market for Canadian grains and oilseeds. The combined company will be able to draw upon the resources and experience within each of AU and JRI to deliver greater value to farmers.

JRI also said it expects to conclude an agreement shortly with the Competition Bureau that would address any concerns regarding a combination of JRI and AU.

The Board of Directors of AU, based on the recommendation of the Special Committee of the Board of Directors, has determined that the amended JRI transaction is fair to AU shareholders and is in the best interests of AU and will recommend that shareholders accept the offers from JRI. AU's financial advisors, Scotia Capital Inc. and Blair Franklin Capital Partners Inc., have each provided an opinion to the Board of Directors and the Special Committee of AU that the consideration under the offer is fair, from a financial point of view, to AU shareholders.

The terms of JRI's offer will be contained in JRI's bid circular, which will be mailed to AU shareholders in the coming weeks. The offer will be subject to certain conditions, including the tender of at least 75 percent of the outstanding limited voting common shares. Financing for the transaction has been secured and is not a condition of the offer.

AU will call shareholders meetings to approve the continuance of AU to the *Canada Business Corporations Act* ("CBCA") and the subsequent completion of a plan of arrangement under the CBCA providing for the acquisition by JRI of the shares of AU on terms identical to the offer, to be effected following expiry of the offer.

AU shareholders are urged to read JRI's bid circular and AU's directors' circular and management information circular in detail when such documents are issued. Such documents will be mailed to AU shareholders and will be available at www.sedar.com.

RBC Capital Markets is the financial advisor to JRI. Scotia Capital Inc. and Blair Franklin Capital Partners Inc. have been retained by AU to act as financial advisors to the Special Committee and the Board of Directors of AU.

Update on Saskatchewan Wheat Pool Offer

The AU Board of Directors maintains its recommendation that shareholders reject the SaskPool offer and not tender their shares to that offer. AU shareholders who have already tendered their shares to the SaskPool offer should withdraw them immediately. For assistance in doing so, AU shareholders are urged to contact Georgeson, AU's information agent, toll free within North America at 1-866-598-9684.

About Agricore United

AU is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada, as well as operations in the United States and Japan. AU uses its technology, services and logistics expertise to leverage its network of facilities and connect agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. AU's limited voting common shares are traded on the Toronto Stock Exchange under the symbol "AU".

About James Richardson International Limited

JRI, a subsidiary of JRSL, is the largest privately-owned Canadian agribusiness. It handles all major grains, oilseeds, and special crops and sells crop inputs and related services through farm service centres throughout Canada. JRI, which has 1100 employees, is also actively involved in food processing through its subsidiary Canbra Foods Ltd. It has a strong history of growth and profitable operations.

JRSL, established in 1857, is a privately-owned Canadian corporation. Headquartered in Winnipeg, JRSL is involved in the international grain trade, real estate, energy, financial services and investments.

About Ontario Teachers' Pension Plan

The Ontario Teachers' Pension Plan is an independent corporation responsible for investing the $100 billion fund and administering the pensions of Ontario's 274,000 active and retired elementary and secondary school teachers. Approximately 40 percent of the fund is invested in public equities. As a long-term investor

in Canadian stocks, the Ontario Teachers' Pension Plan's public equity division features a Relationship Investing team, whose mandate is to manage large-scale strategic investments in public companies.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Agricore United:

Investors:

Georgeson
Toll Free 1-866-598-9684

or

Lori Robidoux
Agricore United
Vice President, Corporate Finance and Investor Relations
(204) 944-5656
Email: lrobidoux@agricoreunited.com

Media:

Radean Carter
Communications Coordinator
(204) 944-2238
Email: rcarter@agricoreunited.com

James Richardson International Limited:

Jean-Marc Ruest
Assistant Vice-President,
Legal and Industry Affairs
(204) 934-5488
Email: Jean-Marc.Ruest@jri.ca

or

Alan Bayless
Longview Communications Inc.
Direct: (604) 694-6035
Mobile: (604) 417-9645
abayless@longviewcomms.ca

or

David Ryan
Longview Communications Inc.
Direct: (604) 694-6031
Mobile: (604) 562-5895
dryan@longviewcomms.ca